Rule 253(g)(2)

File No. 024-10472

PART II – Supplement, Dated May 30, 2018, to the Offering Circular

Dated June 30, 2017

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

MED-X, INC.

8236 Remmet Avenue

Canoga Park, California 91304

(818) 349-2870

www.MEDX-RX.com

$15,000,000

25,000,000 Shares of Common Stock at $0.60 per Share

Minimum Investment: 700 Shares ($420)

FORM 1-A: TIER 2

FOR SOPHISTICATED INVESTORS ONLY

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

	Price to public	Underwriting discount and commissions (1)	Proceeds to Company (2)	Proceeds to other persons

Per share	$0.60	(1)	$0.60	$0
Total (3):	$15,000,000	(1)	$15,000,000	$0

This offering commenced on February 3, 2016 and temporarily ceased on September 16, 2016. It resumed on June 30, 2017. As of March 31, 2018, we have raised $1,432,090 in this offering, issuing 2,386,817 shares of common stock. The offering has been made and initially is expected to continue to be made directly to investors on a best efforts basis. In the future, the shares may be offered through broker-dealers who are registered with the Financial Industry Regulatory Authority (“FINRA”), or through other independent referral sources. This phase of the offering will terminate on June 29, 2018 (the “Sales Termination Date”).

JURISDICTIONAL (NASAA) LEGENDS

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED “BLUE SKY” LAWS).

TERMS OF THE OFFERING

Subscription Period

The term of this offering has been extended by 31 days in accordance with the original offering. Accordingly, the offering of shares will terminate on June 29, 2018 rather than on May 29, 2018, unless we terminate the offering sooner in our sole discretion regardless of the amount of capital raised (the “Sales Termination Date”). The Sales Termination Date may occur prior to June 29, 2018 if subscriptions for the maximum number of shares have been received and accepted by us before such date. Subscriptions for shares must be received and accepted by us on or before such date to qualify the subscriber for participation in Med-X.

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